Filing Pursuant to Rule 424(b)(7)
Registration Statement No. 333-126170
Prospectus Supplement No. 2 to Prospectus dated August 12, 2005
IVAX
$193,483,000 1.5% Convertible Senior Notes due 2024
and
8,099,053 shares of Common Stock Issuable Upon Conversion of the Notes
     This prospectus supplement adds to or supersedes similar information contained in that certain prospectus of IVAX Corporation, dated August 12, 2005, as amended and supplemented from time to time. The prospectus covers up to $193,483,000 principal amount of our 1.5% convertible senior notes due 2024 and 8,099,053 shares of our common stock issuable upon conversion of the notes together with their related common stock purchase rights which may be offered and sold from time to time by the selling security holders named in the prospectus and any prospectus supplements. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with the prospectus, including any amendments or supplements thereto.
     The table of selling security holders contained in the prospectus under the caption “Selling Security Holders” is modified by adding the following persons as selling security holders and/or amending the security holdings of certain selling security holders previously named:

	Principal Amount of		Number of Shares of
	Notes Beneficially		Common Stock		Percentage of
	Owned and Offered	Percentage of Notes	Beneficially Owned		Common Stock
Name of Selling Security holder	Hereby	Outstanding	and Offered Hereby		Outstanding

Lydian Overseas Partners Master Fund LP (5)	$24,000,000	12.4%	*	*	*

*	Less than 1%.

**	Assumes conversion of all of the holder’s notes into shares of our common stock based upon the 10-day weighted average price as of November 30, 2005. The terms of the notes provide that we will not issue any shares of common stock upon conversion of the notes unless the 10-day weighted average price exceeds $23.89 per share. Under the terms of the notes, the actual number of shares of common stock that we will issue will be based upon the 10-day weighted average price during the period after the notes are tendered for conversion. Because the actual number of shares of our common stock issuable upon conversion of the notes cannot be known until after the notes are tendered for conversion, it is not possible for us to determine at this time the number of shares of our common stock that we may issue upon such conversion. The conversion rate is subject to adjustment as described under “Description of the Notes – Conversion Rights.” As a result of such adjustment the number of shares of common stock issuable may increase or decrease in the future by an indeterminate number.

(1)	Calculated using 273,723,864 shares of common stock outstanding as of October 31, 2005. In calculating the percentage of common stock outstanding for each selling security holder, we treated as outstanding the number of shares of common stock issuable upon conversion of all of the particular selling security holder’s notes.

(2)	The selling security holder is a broker-dealer. To the extent a selling security holder is a broker-dealer, it is deemed to be, under the interpretations of the SEC, an “underwriter” within the meaning of the Securities Act.

(3)	The selling security holder is an “affiliate” of a broker-dealer. The selling security holder has represented to us that it purchased the securities offered hereby in the ordinary course of business, and at the time of the purchase of the securities being offered, had no agreement or understanding, directly or indirectly, with any person to distribute the securities.

(4)	The unidentified selling security holders are either holders of the notes that exchanged the new 1.5% notes for the old 1.5% notes in the exchange offer completed by us in January 2005 or their transferees, pledgees, donees or successors. Information about these selling security holders will be set forth in one or more amendments to this registration statement or prospectus supplements, as applicable. Assumes that any other holders of notes, or any future transferees, pledgees, donees or successors of or from any such other holders of notes, do not beneficially own any common stock other than the common stock issuable upon conversion of the notes at the conversion rate.

(5)	David Freizo is the natural person who has voting and investment control over the securities offered.
     We prepared this table based on the information supplied to us by the selling security holders named in the table.
     The selling security holders listed in the above table may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their notes since the date on which the information in the above table was provided to us.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
The date of this prospectus supplement is January 3, 2006.